UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the US Securities Exchange Act of 1934
(Amendment No. 6)

VIRGIN EXPRESS HOLDINGS PLC
(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE 1 EURO CENT EACH
(Title of Class of Securities)

92765K107 (American Depositary Shares)
(CUSIP Number)

Niall Ritchie
c/o La Motte Chambers
La Motte Street
St. Helier Jersey JE1 1BJ
011 44 1534 602 000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2004
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_| .

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. 92765K107 (American Depositary Shares)	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Virgin Group Investments Limited (formerly Virgin Travel Limited)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) |_| (b) |X|

3	SEC USE ONLY

4	SOURCE OF FUNDS OO, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 35,413,352

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 35,413,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,413,352

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.6

14	TYPE OF REPORTING PERSON HC,CO

2

CUSIP No. 92765K107 (American Depositary Shares)	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Virgin Retail Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) |_| (b) |X|

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14	TYPE OF REPORTING PERSON HC,CO

3

CUSIP No. 92765K107 (American Depositary Shares)	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Virgin Sky Investments Limited (formerly Virgin Blue Investments Limited)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) |_| (b) |X|

3	SEC USE ONLY

4	SOURCE OF FUNDS OO, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 35,413,352

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 35,413,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,413,352

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.6

14	TYPE OF REPORTING PERSON HC,CO

4

AMENDMENT NO. 6 TO
REPORT ON SCHEDULE 13D

Item 1.   Security and Issuer

        This Amendment No. 6 to Report on Schedule 13D is being filed by Virgin Group Investments Limited (“VGIL”), formerly Virgin Travel Limited, Virgin Sky Investments Limited (“VSIL”), formerly Virgin Blue Investments Limited, and Virgin Retail Holdings Limited (“VRHL”) (VGIL, VSIL and VRHL are collectively referred to herein as the “Reporting Entities”). This Amendment hereby amends and supplements the Report on Schedule 13D, originally filed with the US Securities and Exchange Commission by Virgin Travel Limited, as predecessor to VGIL, on August 18, 1998 and amended by filings with the US Securities and Exchange Commission on September 10, 1998, October 9, 1998, November 23, 1998, October 15, 2002 and June 3, 2003 (the “Schedule 13D”) with respect to the Ordinary Shares, nominal value 1 euro cent each, of Virgin Express Holdings plc (“Virgin Express Holdings”) which also trade in the United States in the form of American Depositary Shares (each of which represents one Share) directly evidenced by American Depositary Receipts (“ADRs”) and trade on the Brussels Stock Exchange in the form of International Depositary Shares (each of which represents one Share) directly evidenced by International Depositary Receipts (“IDRs”) (the ordinary shares held in ADR form, IDR form and those held directly in their local form are collectively referred to herein as the “Ordinary Shares”). The principal executive offices of the issuer, Virgin Express Holdings, are located at 120 Campden Hill Road, London, W8 7AR, England.

        Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.   Identity and Background

        The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following information: The name, business address, present principal occupation or employment and citizenship of each director and executive officer of VGIL, VSIL and VRHL is set forth on Schedules A, B and C respectively.

        Neither any of the Reporting Entities nor, to their knowledge, any person listed on the Schedules hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, US federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

        The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

        On March 11, 2004, VGIL acquired the entire issued share capital of VSIL from VRHL. As consideration for the entire issued share capital of VSIL, the amount of £521,639,545, reduced by the amount of existing debt outstanding from VRHL to VGIL, shall be payable upon written demand within five working days.

5

Item 4.   Purpose of Transaction

        The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

        On March 11, 2004, VGIL acquired the entire issued share capital of VSIL for investment purposes as part of a group reorganisation.

Item 5.   Interest in Securities of the Issuer

        The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

Pursuant to its ownership of the entire issued and outstanding share capital of VSIL and its indirect control over the voting shares in Virgin Express Holdings through VSIL’s directly registered holding of 35,083,686 Ordinary Shares and indirectly through VSIL’s holding of 329,666 ADRs, VGIL may be deemed to be the beneficial owner of 35,413,352 Ordinary Shares, representing 88.6% of the issued and outstanding Ordinary Shares. VGIL retains shared power to vote and to dispose of 35,413,352 Ordinary Shares.

        Other than as set forth herein, VSIL, VRHL, and VGIL have not effected any transactions in the Ordinary Shares during the past sixty days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

        VRHL and VGIL have entered into a Sale Purchase Agreement dated March 11, 2004 pursuant to which VRHL has agreed to transfer the entire issued share capital of VSIL from VRHL to VGIL in consideration for the sum of £521,639,545 as described in Item 3 above. The transaction was effected as part of a group reorganisation.

6

SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Date:  March 19, 2004

VIRGIN GROUP INVESTMENTS LIMITED By: /s/ Niall MacGregor Ritchie ——————————————————— Name: Niall MacGregor Ritchie Title: Director

VIRGIN RETAIL HOLDINGS LIMITED By: /s/ Niall MacGregor Ritchie ——————————————————— Name: Niall MacGregor Ritchie Title: Director

VIRGIN SKY INVESTMENTS LIMITED By: /s/ Niall MacGregor Ritchie ——————————————————— Name: Niall MacGregor Ritchie Title: Director

7

SCHEDULE A

DIRECTORS OF VIRGIN GROUP INVESTMENTS LIMITED

        Schedule A of Schedule 13D is hereby amended and restated by the following information:

        The name, business address and present principal occupation or employment of each of the directors of Virgin Group Investments Limited (“VGIL”) are set forth below. All of the directors are British citizens. There are no executive officers of VGIL.

Name	Business Address	Principal Occupation

Niall MacGregor Ritchie	La Motte Chambers La Motte Street St. Helier Jersey JE1 1BJ	Trust Company Official Abacus Group Services Limited

Francis Dearie (Alternate to NM Ritchie)	La Motte Chambers La Motte Street St. Helier Jersey JE11BJ	Trust Company Official Abacus Group Services Limited

Alison Jane Renouf	Lefebvre Court Lefebvre Street St. Peter Port Guernsey GY1 3WT	Trust Company Official Deutsche Bank International Limited

Graham Steven Basham (Alternate to AJ Renouf)	Lefebvre Court Lefebvre Street St. Peter Port Guernsey GY1 3WT	Trust Company Official Deutsche Bank International Limited

Sharon O’Callaghan (Alternate to AJ Renouf)	Lefebvre Court Lefebvre Street St. Peter Port Guernsey GY1 3WT	Trust Company Official Deutsche Bank International Limited

Mark Poole	3-5 Cours de Rive Geneva Switzerland 1204	Group Finance Director Virgin Investments S.A.

Patrick Charles Kingdon McCall (Alternate to Mark Poole)	3-5 Cours de Rive Geneva Switzerland 1204	Group Operations Director Virgin Investments S.A.

A-1

SCHEDULE B

DIRECTORS OF
VIRGIN SKY INVESTMENTS LIMITED

        The name, business address and present principal occupation or employment of each of the directors of Virgin Sky Investments Limited (“VSIL”) are set forth below. All of the directors are British citizens. There are no executive officers of VSIL.

Name	Business Address	Principal Occupation

Niall MacGregor Ritchie	La Motte Chambers	Trust Company Official
	La Motte Street	Abacus Group Services Limited
St. Helier
Jersey JE1 1BJ

Francis Dearie	La Motte Chambers	Trust Company Official
(Alternate to NM Ritchie)	La Motte Street	Abacus Group Services Limited
St. Helier
Jersey JE1 1BJ

Alison Jane Renouf	Lefebvre Court	Trust Company Official
	Lefebvre Street	Deutsche Bank International Limited
St. Peter Port
Guernsey GY1 3WT

Graham Steven Basham	Lefebvre Court	Trust Company Official
Sharon O’Callaghan	Lefebvre Street	Deutsche Bank International Limited
(Alternates to AJ Renouf)	St. Peter Port
Guernsey GY1 3WT

B-1

SCHEDULE C

DIRECTORS OF
VIRGIN RETAIL HOLDINGS LIMITED

        The name, business address and present principal occupation or employment of each of the directors of Virgin Retail Holdings Limited (“VRHL”) are set forth below. All of the directors are British citizens. There are no executive officers of VRHL.

Name	Business Address	Principal Occupation

Niall MacGregor Ritchie	La Motte Chambers	Trust Company Official
(Director and alternate to F Dearie)	La Motte Street	Abacus Group Services Limited
St. Helier
Jersey JE1 1BJ

Francis Dearie	La Motte Chambers	Trust Company Official
(Director and alternate to NM Ritchie)	La Motte Street	Abacus Group Services Limited
St. Helier
Jersey JE1 1BJ

Alison Jane Renouf	Lefebvre Court	Trust Company Official
	Lefebvre Street	Deutsche Bank International
	St. Peter Port	Limited
Guernsey GY1 3WT

Graham Steven Basham	Lefebvre Court	Trust Company Official
Sharon O’Callaghan	Lefebvre Street	Deutsche Bank International
(Alternates to AJ Renouf)	St. Peter Port	Limited
Guernsey GY1 3WT

C-1

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1	Share Purchase Agreement between Virgin Retail Holdings Limited and Virgin Group Investments Limited, dated March 11, 2004.